

Mail Stop 3561

February 14, 2017

<u>Via E-mail</u>
Mr. Periclis Pericleous
Chief Financial Officer
Express, Inc.
1 Express Drive
Columbus, OH 43230

   Re: Express, Inc.
     Form 10-K for Fiscal Year Ended January 30, 2016
     Filed March 30, 2016
     Response dated January 25, 2017
     File No. 001-34742

Dear Mr. Pericleous:

  We have reviewed your January 25, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2017 letter.

Form 10-K for Fiscal Year Ended January 30, 2016

Note 1 – Description of Business and Basis of Presentation, page 40
Segment Reporting, page 46

1. Your response to our prior comment indicates that the Financial Planning and Analysis team prepares the semiannual operating plan, with ultimate approval provided by the CODM. Please clarify whether at any point in this process the CODM reviews the operating plan at a disaggregated level (i.e., below the consolidated level), and if so, describe the nature of the disaggregated information reviewed by the CODM prior to final approval.

2.   Please further elaborate on the roles and responsibilities assigned to each of the following: a) the Senior Vice President of Stores, b) the Senior Vice President of Outlets, and c) the Executive Vice President of E-commerce and Chief Marketing Officer. Please also tell us the measure(s) of profitability for which each of these individuals is held accountable, if any.

3.   When the actual results differ from the semiannual operating plan, please tell us which individuals are responsible for addressing the deviations specific to each of your three sales channels (i.e., retail, outlet and e-commerce). Please also tell us who the CODM approaches to understand and address the deviations in each of these channels.

4.   Please explain how, if at all, the product offerings differ between your retail, outlet and e-commerce sales channels. Please tell us whether the same products are offered through all three channels at the same time. Please also discuss any differences in offerings and/or seasonal assortments.

5.   Please tell us your sales and product margin for your retail, outlet and e-commerce sales channels for each of the last three fiscal years and subsequent interim periods.

6.   Please explain the factors responsible for your change in focus from retail stores to outlet stores. In this regard, your disclosure on page 25 indicates that a significant number of outlet stores were opened during the past two years, while many retail stores were closed. Please indicate whether this shift in focus is attributable to higher margins at your outlet stores than your retail stores or other factors.

7.   Please explain how your product returns are processed when the initial purchase is made in one channel (e.g., e-commerce) and returned in another. Please also tell us the channel in which the return is reflected in your accounting records.

        You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, with any questions.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel, and
                                        Mining